

September 10, 2013

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

      **Re: Vanguard Natural Resources, LLC
             Form 10-K for Fiscal Year Ended
             December 31, 2012
             Filed March 1, 2013
             File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

Proved Undeveloped Reserves, page 10

1.   Your response to comment 2 in our letter dated August 29, 2012 indicates an acceleration in your development plan subsequent to the fiscal year ended December 31, 2011 to convert all proved undeveloped reserves ("PUDs") to proved developed status within five years of initial booking. We note that you converted approximately 0.3 MMBoe of your total proved undeveloped reserves booked as of December 31, 2011 (i.e., approximately 11.1 MMBoe) during the fiscal year ended December 31, 2012. We also note the disclosure on page 69 of your filing stating that your 2013 capital budget "will largely include oil focused drilling in the Arkoma Basin, Williston Basin and Big Horn Basin."

Please tell us about the expected timing for development of your PUDs and provide us with a summary of the development plan approved by management. As part of your response, please specifically address your natural gas PUDs which represent approximately 62% of your total PUDs as of December 31, 2012. Refer to Rule 4-10(a)(31) of Regulation S-X.

2.   Please tell us how you considered the disclosure requirements per Item 1203(c) of Regulation S-K with regard to investments made during the year to convert proved undeveloped reserves.

Production and Price History, page 12

3.   We note your disclosure of average sales price pursuant to Item 1204(b)(1) of Regulation S-K includes the impact of hedges. Please revise to also present this information excluding the impact of hedges.

Drilling Activity, page 14

4.   We note that you have provided disclosure regarding development wells drilled during each of the last three fiscal years. However, it does not appear that you have provided disclosure regarding exploratory wells drilled during these periods. Please advise. Refer to Item 1205(a)(2) of Regulation S-K.

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

5.   The disclosure per page 101 of your Form 10-K states that realized gains / losses on commodity and interest rate derivative contracts represent differences between amounts received upon the settlement and amounts paid to acquire these contracts. Unrealized gains / losses represent the change in fair value of commodity and interest rate derivative contracts that will settle in the future. Please tell us why adjusted EBITDA, a non-GAAP measure, excludes unrealized gains / losses, but includes realized gains / losses on commodity derivative contracts.

6.   We note that adjusted EBITDA excludes "amortization of value on derivative contracts acquired." Please describe the nature of this adjustment and tell us why the related amount is excluded from adjusted EBITDA.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies and Estimates, page 64

Full-Cost Method of Accounting for Oil and Natural Gas Properties, Page 65

7. We note your disclosure regarding the potential for a ceiling test write down in the first quarter of 2013 based on the 11-month average oil, natural gas and NGLs prices through February 1, 2013. However, it does not appear that an impairment charge was recorded. Please tell us what changed from your original assessment.

Consolidated Statements of Operations, page 81

8. We note that you have presented separate line items for realized gains / losses on commodity derivative contracts and unrealized gains / losses on commodity derivative contracts. Separate presentation of these amounts on the face of the statement of operations does not appear to be appropriate. Please revise. Refer to the speech by Gregory Faucette from the 2003 AICPA National Conference on Current SEC Developments.

9. We note the footnote disclosure per page 101 of your Form 10-K stating that realized gains / losses on commodity and interest rate derivative contracts represent differences between amounts received upon settlement and amounts paid to acquire these contracts. We also note that you have elected not to designate your derivative contracts as hedges. Please tell us how your recognition of realized and unrealized gains / losses on derivative contracts is consistent with FASB ASC 815-10-35-2. As part of your response, please tell us how prior period changes in fair value (i.e., amounts previously recognized as unrealized gains / losses) are considered in connection with the calculation of the realized gain / loss on settled derivative contracts.

Exhibit 99.2 – Report of Netherland, Sewell & Associates, Inc.

10. We note that this reserve report includes information relating to probable and possible reserves as of December 31, 2012. However, it does not appear that this information is included in your Form 10-K. If the inclusion of this information was inadvertent, please file a revised reserve report excluding the disclosure of reserves information not included in your Form 10-K. Alternatively, revise the disclosure in your Form 10-K to include information relating to probable and possible reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief